Exhibit 12.1

Bridge Bancorp, Inc.

Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended
	June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009

Including Interest Paid on Deposits:
Earnings before income taxes	$7,108	$19,762	$18,852	$15,022	$13,213	$12,812

Combined fixed charges:
Interest expense on deposits	2,238	4,962	5,607	5,707	5,845	7,223
Interest expense on trust preferred securities	683	1,365	1,365	1,366	1,365	190
Interest expense on borrowed funds	816	945	583	543	530	402
Appropriate portion (1/3) of rent expense	534	812	524	449	452	338
Total fixed charges	$4,271	$8,084	$8,079	$8,065	$8,192	$8,153

Earnings before income taxes and fixed charges	$11,379	$27,846	$26,931	$23,087	$21,405	$20,965
Ratio of earnings to fixed charges	2.66	3.44	3.33	2.86	2.61	2.57

Excluding Interest Paid on Deposits:
Earnings before income taxes	$7,108	$19,762	$18,852	$15,022	$13,213	$12,812

Combined fixed charges:
Interest expense on trust preferred securities	683	1,365	1,365	1,366	1,365	190
Interest expense on borrowed funds	816	945	583	543	530	402
Appropriate portion (1/3) of rent expense	534	812	524	449	452	338
Total fixed charges	$2,033	$3,122	$2,472	$2,358	$2,347	$930

Earnings before income taxes and fixed charges	$9,141	$22,884	$21,324	$17,380	$15,560	$13,742
Ratio of earnings to fixed charges	4.50	7.33	8.63	7.37	6.63	14.78